Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004
Tel:  202.739.3000
Fax:  202.739.3001
www.morganlewis.com

Christopher D. Menconi
202.739.5896
cmenconi@morganlewis.com

VIA EDGAR CORRESPONDENCE


November 30, 2009


Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      The Advisors' Inner Circle Fund (the "Trust") (File Nos. 33-42484
         and 811-06400)
         -----------------------------------------------------------------------

Dear Mr. Minore,

This letter responds to comments raised by the Staff during a telephone conversation on October 9, 2009 concerning the Trust's Post-Effective Amendment No. 112, filed on August 21, 2009, with respect to the USFS Funds Limited Duration Government Fund and the USFS Tactical Asset Allocation Fund (the "Registration Statement"). The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registration Statement.

USFS Funds Limited Duration Government Fund

Fund Investment Objective

      1. Comment: Under the heading "Fund Investment Objective," indicate, if applicable, whether the Fund will provide notice to shareholders of a change in the investment objective and, if so, how many days' notice will be given.

               Response: We have revised the section under "Fund Investment Objective" to indicate that the Fund will provide 60 days' notice to shareholders prior to changing its investment objective.

Principal Investment Strategies

      2. Comment: The Fund discloses that it will invest in "corporate bonds guaranteed by the [FDIC] under the Temporary Liquidity Guarantee Program." The Staff notes that the FDIC guarantee on corporate bonds ends on December 31, 2012, even if a bond's maturity exceeds that date. Explain supplementally to the Staff the basis for treating securities held with maturity dates past the guarantee date as "government securities" under Section 2(a)(16) of the Investment Company Act of 1940 (the "Act"). If the Fund will hold these securities past the guarantee date, explain to the Staff how the Fund will maintain 80% of its assets in bonds or other debt obligations issued by, or whose principal and interest payments are guaranteed or supported by, the U.S. Government or one of its agencies or instrumentalities, as required by Rule 35d-1 under the Act. Expand the disclosure under the section to explain the nature of the FDIC-backed bond program, the limits to the guarantee and the percentage of Fund assets that may be invested in these securities.

               Response: We have expanded the disclosure under the "Principal Investment Strategies" section to explain the nature of the FDIC-backed bond program and the limits to the guarantee. We have also added disclosure indicating that the Fund may invest up to 20% of its assets in FDIC-backed corporate bonds. The Fund will not invest in corporate bonds whose interest and principal is not guaranteed by the FDIC.

      3. Comment: Explain in plain English the meaning of "BAR-BELL portfolio structure" as it is disclosed in the "Principal Investment Strategies" and how it relates to the yield curve.

               Response: We have added disclosure to explain that the BAR-BELL portfolio structure is a strategy of holding a block of money market instruments with short-term maturities and a block of instruments with longer maturities to produce the Fund's target duration range of 1 to 5 years. We have also disclosed that this strategy is useful, and may produce a higher yield, where the yield curve is very steep or has an unusual curvature or structure.

      4. Comment: Clarify the meaning of the term "asset-backed securities issued or guaranteed by the U.S. government or its agencies or instrumentalities." The Staff is not aware of any asset-backed securities that are issued or guaranteed by the U.S. government or its agencies or instrumentalities, explain or revise the disclosure as appropriate. Make conforming changes throughout the Prospectus.

               Response: We have added disclosure to the "Principal Investment Strategies" section and throughout the Prospectus that the Fund will invest in asset-backed securities issued pursuant to programs sponsored by U.S. government agencies or instrumentalities such as the U.S. Small Business Administration and the U.S. Department of Agriculture, which represent interests in specific small business or agriculture loans, or pool of loans.

      5. Comment: Revise the last sentence "[t]he Fund does not intend to make any investments having a risk-based weighting in excess of 20% under the current risk-based capital regulations established by the Federal Financial Institutions Examination Council ("FFIEC")" to explain in plain English the significance of this statement.

               Response: As disclosed in the prospectus, the Fund intends to be eligible for investment by federal savings associations. We have added disclosure to explain that the FFIEC establishes guidelines for federal savings associations, including that they maintain a minimum risk-based capital requirement and that the Fund intends to maintain a certain risk-based weighting in order to meet these guidelines and be an eligible investment for federal savings associations.

Principal Risks

      6. Comment: Revise the caption "U.S. Government Securities Risk" to "U.S. Government Agency Securities Risk." Confirm that the risk disclosure under this caption is consistent with the disclosure standards set forth in the letter from Paul F. Roye, former director of the Division of Investment Management, to the Investment Company Institute, dated October 17, 2003.

               Response: We have made the requested change. We confirm that the additional disclosure added pursuant to comment 31 conforms to the Staff's standards for disclosure of risks in investing in these securities.

      7. Comment: Expand disclosure under the caption "Mortgage-Related and Other Asset-Backed Securities" to discuss the risks specific to investing in residential-mortgage backed securities and commercial-mortgage backed securities.

               Response: We have disclosed that the Fund will only invest in mortgage-backed securities that are issued and/or guaranteed by Ginnie Mae, Fannie Mac and the FHLMC, which currently are residential mortgage-backed securities. We have added risk disclosure, as appropriate, at the end of the "Mortgage-Related and Other Asset-Backed Securities" risk section. Such risk disclosure also applies to the Tactical Asset Allocation Fund, and we have made conforming changes to the "Principal Risks" section of that Fund.

      8. Comment: Under the caption "Mortgage-Related and Other Asset-Backed Securities," expand the disclosure related to asset-backed securities to indicate that, at times, there will be no security interest in collateral for an asset-backed security and, if such collateral exists, it may often be insufficient to cover the principal on a security in the event of a default. Expand the disclosure for both mortgage-related and other asset-backed securities to indicate the risk of illiquidity.

               Response: We have made the requested disclosures.

      9. Comment: Expand principal risks to include risks of relying on rating agencies.

               Response: We have made the requested disclosure.

Performance Information

     10. Comment: Revise the disclosure to indicate that the Adviser managed the Predecessor Fund in a sub-advisory capacity. Revise the disclosure, if applicable, to indicate that the Fund had identical or similar investment policies as the Predecessor Fund. Disclose that the Predecessor Fund had a lower expense ratio than the Fund and therefore, had the expense ratio for the Fund been reflected, returns would have been lower.

               Response: We have made the requested disclosures.

     11. Comment: The Staff notes that the Registration Statement may go effective before the filing of the N-14 for the proposed reorganization of the Predecessor Fund into the Fund. Please confirm to the Staff that the Fund will not sell shares until the closing of the proposed reorganization.

               Response: The Adviser has confirmed that the Fund will not sell shares until the closing of the proposed reorganization.

Example

     12.       Comment: Include 5- and 10- year numbers in the table.

               Response: We have made the requested changes.

USFS Funds Tactical Asset Allocation Fund

Fund Investment Objective

     13. Comment: Under the heading "Fund Investment Objective," indicate, if applicable, whether the Fund will provide notice to shareholders of a change in the investment objective and, if so, how many days' notice will be given.

               Response: We have revised the section under "Fund Investment Objective" to indicate that the Fund will provide 60 days' notice to shareholders prior to changing its investment objective.

Principal Investment Strategies

14. Comment: Specify the maximum percentage of Fund assets that could be invested in the following categories: non-U.S. equity securities as a whole, emerging market securities, and derivatives. Indicate whether the Fund will use derivatives for speculative purposes and, if so, what percentage of Fund assets will be invested in derivatives used for these purposes.

               Response: We have made the requested disclosures. The Fund will not use derivatives for speculative purposes.

     15. Comment: Disclose that the Fund, while non-diversified under the Act, will comply with the diversification requirements of the Internal Revenue Code.

               Response: We have made the requested disclosure in the "Principal Risks" section of the prospectus, under the caption "Non-Diversification Risk."

     16. Comment: Disclose the Fund's expected portfolio turnover rate and the risks to shareholders of high portfolio turnover.

               Response: We have made the requested disclosures.

Principals Risks

     17. Comment: Under the caption "Derivatives Risk," disclose whether the Fund will use derivatives for speculative purposes and disclose the impact to shareholders of such use.

               Response:  See response to Comment 14.

     18. Comment: Confirm to the Staff whether the Fund will invest exclusively in ETFs that are not affiliated with the Fund. If the Fund may invest in affiliated ETFs, provide information to the Staff on whether there will be a waiver of fees.

               Response: We have confirmed that the Fund will invest exclusively in ETFs that are not affiliated with the Fund.

     19. Comment: Under the caption "Leveraged ETF Risk," disclose that leveraged ETFs are not suitable as long term investments for the Fund. Explain to the Staff supplementally how the Fund intends to invest in leveraged ETFs, i.e. as a short-term investment (akin to day trading); if not traded on a short-term basis by the Fund, explain why Leveraged ETFs are appropriate investments for the Fund.

               Response: We have made the requested disclosure. Generally speaking, the Fund will only hold leveraged ETFs for a limited time due to the tracking error that can result from holding leveraged ETFs for an extended period of time, as disclosed in the Prospectus. When investments in leveraged ETFs are made, Fund management has a clear investment goal in mind and evaluates leveraged ETF investments on a daily basis with this investment goal in mind. A leveraged ETF position will be sold when either the investment goal has been achieved or is no longer valid.

Performance Information

     20. Comment: If applicable, revise the first sentence to add "strategies" to the phrase "however, the Adviser managed a comparable account with substantially similar investment objectives and policies as those of the Fund."

               Response: We have deleted comparable account performance information from the Prospectus.

Fund Fees and Expenses

      21. Comment: Add a line item to the table under the caption "Annual Fund Operating Expenses" for "Dividend Expenses on Securities Sold Short" if those expenses are expected to exceed 0.05%.

               Response: "Dividend Expenses on Securities Sold Short" are not expected to exceed 0.05%; therefore we have not many any changes to the "Annual Fund Operating Expenses" table.

Both Funds

More Information about Fund Investments

22. Comment: For each Fund, disclose how the Adviser decides which securities to sell.

               Response: We have made the requested disclosures at the end of each Fund's "Principal Investment Strategies" section.

     23. Comment: Revise disclosure in plain English to describe the significance of the FFIEC. Make conforming changes throughout the Registration Statement.

               Response: See response to Comment 5. We have made conforming changes throughout the Registration Statement.

Performance of Comparable Accounts

     24. Comment: Revise the caption of this section to "Performance of Comparable Accounts Advised by the Adviser of the USFS Funds Tactical Asset Allocation Fund."

               Response: We have deleted this section from the Prospectus.

     25. Comment: Disclose that the Adviser acted as sub-adviser to the Total Return Fund and, if applicable, that the Total Return Fund had investment strategies, objectives and policies substantially similar to the Tactical Asset Allocation Fund. Confirm to the Staff that the Tactical Asset Allocation Fund is relying on Nicholas-Applegate Mutual Funds, SEC No-Action Letter (Aug. 6,
               1996) and not Bramwell Growth Fund, SEC No-Action Letter (Aug. 7,
               1996) in showing the performance information of the comparable account and revise the disclosure as appropriate. Include all accounts advised by the Adviser with substantially similar investment strategies, objectives and policies as the Tactical Asset Allocation Fund in this section and/or disclose that the section includes all substantially similar accounts.

               Response: See response to Comment 24.

26. Comment: Disclose that the expense ratio of the Total Return Fund was lower than the expense ratio of the Tactical Asset Allocation Fund and that the returns for the Total Return Fund would have been lower had the expense ratio for the Tactical Asset Allocation Fund been reflected.

               Response: See response to Comment 24.

     27. Comment: Revise the table to disclose that the returns are average annual total returns and clarify for what period of time the "Since Inception" performance figures reflect. Show negative numbers with a "-" sign instead of parentheses.

               Response: See response to Comment 24.

How the Funds Calculate NAV

     28. Comment: In the second to last paragraph, confirm to the Staff that the Board has determined that amortized cost represents fair value.

               Response: We confirm that the Board has determined that amortized cost represents fair value.

Suspension of Your Right to Sell Shares

     29.      Comment: Replace the word "halted" with "closed," pursuant to
              Section 22(e) of the Act.

               Response: We have revised the disclosure to conform to the language of Section 22(e) as follows:

               The Funds may suspend your right to sell your shares during times when the NYSE is closed or trading on the NYSE is restricted, or otherwise as permitted by the SEC.

Statement of Additional Information

     30. Comment: Under the caption "Non-Diversification," revise the disclosure related to the Internal Revenue Code to indicate that the Fund may invest in an unlimited amount of any one issuer with respect to the remaining 50% of its assets.

               Response: We have made the requested change.

     31. Comment: Under the caption "Debt Securities," and the subcaption "U.S. Government Securities," move the disclosure in the second and third paragraphs to the Prospectus.

               Response: We have moved the disclosure in the second paragraph to the Prospectus, which we believe adequately addresses the risk of U.S. government securities.

     32. Comment: Under the caption "Other Asset-Backed Securities," clarify the types, if any, of asset-backed securities that are guaranteed by the U.S. government in which the Limited Duration Government Fund may invest. Make conforming changes throughout the SAI.

               Response: We have made the requested disclosure.

     33. Comment: Under the caption "Interest Rates" and the subcaption "Credit Rating," revise the third paragraph to clarify that securities rated BBB, while investment-grade, still possess speculative characteristics.

               Response: We have made the requested change.

     34. Comment: Under the caption "Securities of Other Investment Companies," revise the last sentence of the section to disclose which investors may be most suitable for investments in ETFs.

               Response: We have not made the requested change. The SAI states that investors should contact their financial advisor to determine the suitability of ETF investments. We believe that this adequately addresses this comment.

     35. Comment: Under the caption "Repurchase Agreements," disclose the maximum limit in which a Fund will invest in repurchase agreements that mature within seven days. Make conforming changes to the disclosure under the caption "Lending."

               Response: We have made the requested changes.

     36. Comment: Under the caption "Non-Fundamental Policies," revise the text in non-fundamental policy number 2 to add "or group of industries" following "the same industry."

               Response: We have made the requested change.

     37. Comment: Add a section in the SAI to discuss reverse repurchase agreements, their characteristics and the maximum percentage of Fund assets that may be invested in reverse repurchase agreements.

               Response: We have made the requested change.

     38. Comment: Under the caption "Purchasing and Redeeming Shares," revise the disclosure in the second paragraph to clarify that investors receiving distributions in-kind will bear the market risk of such securities until they are sold.

               Response: We have made the requested change.

     39. Comment: Under the caption "Portfolio Holdings," clarify that the Fund will only grant a third party's request for portfolio holdings where the Authorized Person has determined that the third party has legitimate business objectives for requesting such information.

               Response: We have revised the disclosure as follows: "The Funds will review a third party's request for portfolio holdings information to ensure that the third party has legitimate business objectives for requesting such information."

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement;
(ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5896.




Sincerely,


/s/ Christopher D. Menconi
--------------------------
Christopher D. Menconi